EXHIBIT 99.2

Derek McBride, P.Eng.
20 Forsythia Drive
West Hill, Ontario
Canada M1E 1Y1

September 23, 2012

British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sir/Madam:

Re:
Consent of Qualified Person
Cream Minerals Ltd. (the “Company”)
Filing of report titled “NI 43-101 Report with Resource Calculation on the Nuevo
Milenio Project, Tepic Area, Nayarit State, Mexico, Cream Minerals Limited.”

I, Derek McBride, hereby consent to: (a) the public filing of the technical report entitled “NI 43-101 Report with Resource Calculation on the Nuevo Milenio Project, Tepic Area, Nayarit State, Mexico, Cream Minerals Limited.” dated effective September 23, 2012 (the “Technical Report”) in support of the news release issued by the Company dated July 30, 2012 (the “News Release”); and (b) the use of extracts from, and the summary of, the Technical Report in the News Release.

I certify that I have read the News Release that the Technical Report supports and that it fairly and accurately represents the information in the News Release.

Sincerely,

“Dr. Derek McBride, P.Eng.” (signed)